

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Via E-mail
Mr. Robert M. McMurrey
Chief Executive Officer
Teletouch Communications, Inc.
5718 Airport Freeway
Fort Worth, TX 76117

> **Re:** **Teletouch Communications, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed September 28, 2012**
> **Form 10-Q for the Quarterly Period Ended August 31, 2012**
> **Filed October 15, 2012**
> **File No. 1-13436**

Dear Mr. McMurrey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended May 31, 2012

Note 2 – Settlement and Release Agreement with AT&T, page 59

1. Please tell us when you are recognizing the transfer fees for cellular subscribers that transferred from Progressive Concepts, Inc. (PCI), a wholly-owned subsidiary of Teletouch Communications, Inc., to AT&T. We note that such fees have a chargeback period of 180 days for transfers made during the term of the distribution agreement or 90 days for transfers made at the termination or expiration of the distribution agreement. In addition, tell us when you are recognizing the compensation received under the AT&T Exclusive Dealer Agreement for AT&T products and other services sold. We note that such compensation is subject to a partial or full chargeback if the subscriber does not remain continuously on such services with AT&T for 180 days.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rob Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director